892 Ross Drive

Sunnyvale, CA 94089

April 16, 2012

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:

Mark P. Shuman, Legal Branch Chief

Edwin Kim, Attorney-Advisor

Ryan Rohn, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Re:                                     Proofpoint, Inc. Form S-1 Registration Statement originally filed December 14, 2011, as amended (Registration No. 333-178479), and corresponding Registration Statement on Form 8-A (File No. 001-35506)

Acceleration Request

Requested Date:                   April 18, 2012

Requested Time:                  4:01 PM Eastern Time

Ladies and Gentlemen:

Proofpoint, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey Vetter or Niki Fang, both of whom are attorneys with our legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631, or in his absence Ms. Fang at (650) 335-7252. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of such Registration Statements be sent to Fenwick & West LLP, attention: Jeffrey Vetter and Niki Fang, via facsimile to (650) 938-5200.

Sincerely,

PROOFPOINT, INC.

By:	/s/ Gary Steele
Gary Steele
Chief Executive Officer

cc:                     Paul Auvil, Proofpoint, Inc.

Michael Yang, Esq., Proofpoint Inc.

Jeffrey Vetter, Esq., Fenwick & West LLP

Niki Fang, Esq., Fenwick & West LLP